AM 6-6-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041507

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASHINGTON DC
SECTION

SEC FILE NUMBER
8- 24823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRIEGER-CAMPBELL, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3608 GRAND AVENUE
(No. and Street)

OAKLAND	CA	94610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD M. CAMPBELL — 510-444-2800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURGER & CORRICK
(Name – *if individual, state last, first, middle name*)

1280 CIVIC DRIVE #208	WALNUT CREEK	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6-10-05

OATH OR AFFIRMATION

I, RICHARD M. CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRIEGER-CAMPBELL, INCORPORATED, as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GISELLE JILES
Comm. # 1415833
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires May 5, 2007

Signature

VICE-PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Krieger-Campbell, Incorporated

Financial Statements

March 31, 2005

(With Auditors' Report Thereon)

Krieger-Campbell, Incorporated

Table of Contents

March 31, 2005

Burger & Corrick
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Krieger-Campbell, Incorporated

We have audited the balance sheet of Krieger-Campbell, Incorporated, as of March 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krieger-Campbell, Incorporated as of March 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Walnut Creek, California
May 6, 2005

Burger & Corrick
Certified Public Accountants

1280 CIVIC DRIVE, SUITE 208, WALNUT CREEK, CA 94596
Telephone (925) 939-6800 • Fax (925) 939-6804

Krieger-Campbell, Incorporated
Balance Sheet
March 31, 2005

Assets

Current Assets		
Cash	$	104,943
Accounts Receivable		57,757
Prepaid Income Taxes		450
Total Current Assets		163,150
Property, Plant and Equipment (net)		507
Deposits		100
Total Assets	$	163,757

Liabilities and Stockholders' Equity

Current Liabilities		
Accounts Payable	$	1,070
Total Current Liabilities		1,070
Deferred Income Taxes		22,644
Total Liabilities		23,714
Stockholders' Equity		
Capital Stock		30,000
Retained Earnings		110,043
Total Stockholders' Equity		140,043
Total Liabilities and Stockholders' Equity	$	163,757

Krieger-Campbell, Incorporated
Statement of Income
For the Year Ended March 31, 2005

Revenues		
Investment Commissions	$	356,801
Insurance Commissions		23,891
Management and Consulting Fees		420
Partnership Income		(545)
Other Income		141,827
Total Revenues		522,394
Operating Expenses		
Advertising and Promotion		341
Automobile		4,005
Depreciation		678
Dues and Subscriptions		3,322
Entertainment		4,758
Group Medical		22,341
Insurance		15,962
Library and Research		3,582
Medical Reimbursement		16,402
Other Expense		6,500
Office		2,518
Payroll Taxes		20,673
Postage		1,659
Professional Fees		11,213
Profit Sharing Plan		68,402
Rent		27,195
Salaries		273,608
Taxes and Licenses		1,226
Telephone		3,526
Travel		2,863
Total Operating Expenses		490,774
Income (Loss) from Operations		31,620
Other Income and (Expense)		
Interest Income		5
Dividend Income		2,777
Total Other Income		2,782
Income Before Income Taxes		34,402
Income Taxes		(16,006)
Net Income (Loss)	$	18,396

See Accountants' Report and Accompanying Notes

Krieger-Campbell, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2005

	Shares	Amount	Retained Earnings	Total
Balance at April 1, 2004	30,000	$ 30,000	$ 91,647	$ 121,647
Net Income (Loss)			18,396	18,396
Balance at March 31, 2005	30,000	$ 30,000	$ 91,643	$ 140,043

See Accountants' Report and Accompanying Notes

Krieger-Campbell, Incorporated
Statement of Cash Flows
For the Year Ended March 31, 2005

Cash flows from operating activities		
Net Income (Loss)	$	18,396
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		678
(Increase) Decrease in Accounts Receivable		(38,429)
(Increase) Decrease in Deposits		(100)
Increase (Decrease) in Accounts Payable		479
Increase (Decrease) in Deferred Income taxes		15,206
Total adjustments		(22,166)
Net cash provided (used) by operating activities		(3,770)
Cash flow from investing activities:		
Decrease in Investment in Tri-Tal Realty		545
Cash proceeds from sale of partnership interest		3,200
Net cash provided (used) by investing activities		3,745
Net increase (decrease) in cash and equivalents		(25)
Cash and equivalents, beginning of year		104,968
Cash and equivalents, end of year	$	104,943
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Taxes		800

Krieger-Campbell, Incorporated
Statement of Changes In Liabilities
Subordinated to Claims of General Creditors
For the Year Ended March 31, 2005

Subordinated Liabilities at Beginning of Year	$	0
Change in Subordinated Liabilities For Year		0
Subordinated Liabilities at End of Year	$	0

See Accountants' Report and Accompanying Notes

All Cash Receipts and Disbursements
The Carolyn Rosin Qtip Trust
For the three months ended March 31, 2005

Date	Description		Receipt Amount		Disbursement Amount
Cash Management account for 003- SB 204-16310-17					
01/03/2005	204-16310 to 204-11282				12,000.00
01/07/2005	Dividend-01 Aberdeen Asia		350.00		
01/07/2005	Cap Gain Div-16 Pimco Corp		642.93		
01/25/2005	Interest-06 Ford Motor		2,187.50		
01/31/2005	Dividend-19 Strategic Global		102.80		
01/31/2005	Interest-204-16310-17		113.98		
01/31/2005	Dividend-03 Conagra Capital		104.17		
02/01/2005	204-16310 to 204-11282				12,000.00
02/01/2005	Interest-07 General Motors		3,062.50		
02/01/2005	Dividend-16 Pimco Corp		137.50		
02/03/2005	Full Call-03 Conagra Capital		25,000.00		
02/03/2005	Dividend-03 Conagra Capital		10.40		
02/11/2005	Dividend-01 Aberdeen Asia		350.00		
02/15/2005	Interest-12 Leucadia 8/03		2,625.00		
02/15/2005	Dividend-03 Crescent Real Est		843.75		
02/16/2005	Interest-02 Baxter Intll		437.50		
02/25/2005	Interest-06 Ford Motor		2,187.50		
02/28/2005	204-16310 to 204-11282				7,000.00
02/28/2005	Interest-25 YPF Sociedad		2,281.25		
02/28/2005	Dividend-19 Strategic Global		103.50		
02/28/2005	Interest-204-16310-17		139.41		
03/01/2005	204-16310 to 204-11282				12,000.00
03/01/2005	Dividend-16 Pimco Corp		137.50		
03/11/2005	Dividend-01 Aberdeen Asia		350.00		
03/15/2005	Interest-02 Bankers Trust		7,125.00		
03/15/2005	Interest-07 General Motors		7,100.00		
03/15/2005	Interest-06 Ford Motor		2,187.50		
03/31/2005	Dividend-19 Strategic Global		103.90		
03/31/2005	Interest-204-16310-17		178.62		
	Account Totals	$	**57,862.21**	$	**43,000.00**
Smith Barney #204-11282-12					
01/03/2005	204-16310 to 204-11282		12,000.00		
01/14/2005	Interest- 204-11282-12		7.85		
02/01/2005	204-16310 to 204-11282		12,000.00		
02/02/2005	204-11282-01 to 204-17240-01				10,000.00
02/02/2005	Payback from Rosin M Trust		1,360.00		
02/11/2005	Interest- 204-11282-12		18.37		
02/22/2005	204-11282-01 to 204-17240-01				10,000.00
02/28/2005	204-16310 to 204-11282		7,000.00		
02/28/2005	Carolyn Rosin - Trustee Fees				2,891.00
03/01/2005	204-16310 to 204-11282		12,000.00		
03/02/2005	204-11282-01 to 204-17240-01				10,000.00
03/03/2005	Richard Rosin - Trustee Fees				2,891.00
03/07/2005	Everett Harris & Co				1,489.43
03/07/2005	Burger & Corrick				1,632.50
03/11/2005	Interest- 204-11282-12		14.36		
	Account Totals	$	**44,400.58**	$	**38,903.93**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Furniture and equipment are stated at cost. The Company depreciates its furniture and equipment using the straight-line and declining balance methods over the estimated useful lives of the related assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences resulting from items of income and expense reported using the accrual basis of accounting for financial purposes and the cash basis of accounting for tax purposes.

Deferred income taxes are determined using the tax rate expected to be in effect when the taxes are actually paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - ORGANIZATION

Krieger-Campbell, Incorporated (the Company) was formed to provide financial planning and evaluation and economic studies for its clients. The Company earns investment and insurance commissions and provides management, consulting, and administration services to its clients.

NOTE 3 - FURNITURE AND EQUIPMENT

The following is a summary of furniture and equipment:

Furniture and Fixtures	$ 18,628
Computer Equipment	22,361
Leasehold Improvements	6,147
Other Equipment	1,945
Total Furniture and Equipment	$ 49,081
Less Accumulated Depreciation	48,574
Furniture and Equipment, net	$ 507

Depreciation expense for the year ended March 31, 2005 was $ 678.

NOTE 4 - INCOME TAXES

The income tax provision at March 31, 2005 consists of the following:

	Federal	State	Total
Current	$ -0-	$ 800	$ 800
Deferred	11,841	3,365	15,206
Total	$ 11,841	$ 4,165	$ 16,006

At March 31, 2005, the net deferred income tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred Tax Asset	$ 367
Deferred Tax Liability	(23,011)
Net Deferred Tax Liability	($ 22,644)

At March 31, 2005, the deferred tax asset results from the use of differing depreciation methods for financial and tax reporting purposes. The deferred tax liability results primarily from differences between items of income and expense resulting from the use of the accrual basis of accounting for financial reporting and the cash basis of accounting for tax reporting purposes.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1); which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2005, the company had net capital of $93,716 which was $88,716 in excess of its required net capital of $5,000. The Company's percentage of aggregated indebtedness to net capital at March 31, 2005 was 25.3%.

NOTE 6 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all eligible employees. Contributions are made at the Company's discretion. Contributions of $68,402 were made to the plan for the year ended March 31, 2005.

NOTE 7 - RELATED PARTY TRANSACTIONS

Krieger-Campbell, Incorporated has entered into agreements with the following related parties:

1) Tri-Tal Realty - Krieger-Campbell, Incorporated owns a 75% Co-General Partnership interest in Tri-Tal Realty. On August 31, 2004, the shareholders of the Company, as individuals, purchased from the Company the 75% co-general partnership interest. During the year ended March 31, 2005, Krieger-Campbell, Incorporated received a share of Tri-Tal Realty loss, allocated for a partial year of ownership interest, of $545. Tri-Tal Realty is a real estate brokerage company which earns commissions and management fees from properties owned by other entities. Tri-Tal Realty had no liabilities, or related party receivables or payables as of March 31, 2005.

2) K-C Investments - The Shareholders of Krieger-Campbell, Incorporated own 100% of K-C Investments (a partnership). K-C Investments invests in real estate rental properties and deeds of trust. There were no related party receivables, payables, income or expenses as of March 31, 2005.

NOTE 8 - LEASES

The Company leases office facilities under an operating lease which expires on June 30, 2007. Rent expense charged to operations during the year ended March 31, 2005 was $27,195.

At March 31, 2005, future minimum lease payments are:

March 31	Amount
2006	$ 25,584
2007	26,241
2008	6,615
2009	-0-
2010	-0-
Total	$ -0-

NOTE 9 - CONCENTRATION OF RISK

Major Client

Investment commissions from one unaffiliated company totaled 44% of revenues for the year ended March 31, 2005.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit with respect to accounts receivable exist with one unaffiliated company which account for 52% of net accounts receivable on March 31, 2005.

Krieger-Campbell, Incorporated
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
March 31, 2005

Net Capital	
Total Stockholders' Equity	$ 140,043
Deduct Stockholders' Equity not Allowable for Net Capital	0
Total Stockholders' Equity Allowable for Net Capital	$ 140,043
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital	0
B. Other (deductions) or allowable credits: Tax Liability on non-allowable assets	14,545
Total Capital and allowable subordinated Liabilities	$ 154,588
Less: Deductions and/or Charges:	
A. Non-allowable Assets	
Receivable from non-customers	(57,757)
Property and Equipment	(507)
Prepaid Taxes	(450)
Deposits	(100)
Deferred Tax Asset	0
B. Secured Demand Note Deficiency	0
C. Commodity Futures Contracts and Spot Commodities Proprietary Capital Charges	0
D. Other Deductions and/or Charges	0
Other Additions and/or allowable Credits.	0
Net Capital before Haircuts and Securities Positions	$ 95,774
Haircuts on Securities computed, where applicable Pursuant to Rule 15c3-1(f):	
A. Contractual Securities	0
B. Subordinated Securities Borrowings	0
C. Trading and Investment Securities:	
1. Exempted Securities	0
2. Debt Securities	0
3. Options	0
4. Other Securities	0
D. Undue Concentration	0
E. Other	(2,058)
Net Capital	$ 93,716

See Accountants' Report and Accompanying Notes

Krieger-Campbell, Incorporated
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
March 31, 2005

Aggregate Indebtedness:	
Items included in Statement of Financial Condition:	
Accounts Payable	$ 1,070
Payroll Taxes Payable	0
Federal Taxes Payable	0
Deferred Income Taxes	22,644
Add: Drafts for Immediate Credit Market value of securities borrowed for which no equivalent value is paid or credited	0
Other Unrecorded Amounts	0
Total Aggregate Indebtedness	$ 23,714
Computation of Basic Net Capital Requirements:	
Minimum Net Capital Required (greater of 6.67% of aggregate indebtedness or minimum dollar net capital requirement of $5,000)	$ 5,000
Excess Net Capital	$ 88,716
Excess Net Capital at 100% (Net capital less 10% of aggregated Indebtedness)	$ 91,345
Reconciliation with Company's computation (included in part IIA of Form X-17A-5 as of March 31, 2005):	
Net Capital as reported in Company's part IIA (unaudited) FOCUS Report	$104,933
Audit Adjustments	
Accounts Payable	(1,070)
Rounding	(2)
Deferred Income Taxes	8,107
Tax Liability on Non-Allowable Assets	(18,252)
Audited Net Capital	$ 93,716

See Accountants' Report and Accompanying Notes

Krieger-Campbell, Incorporated
Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
March 31, 2005

During the year ended March 31, 2005, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to customers. Therefore the Formula for Determination of Reserve Requirement under Rule 15c3-3 was not applied since the various items required in the formula were non-existent in the circumstances as described. A weekly determination of the required balance in the special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended March 31, 2005.

Schedule III
Information Relating to the Possession of Control Requirements
Pursuant to Rule 15c3-3
March 31, 2005

The Company held no securities during the year ended March 31, 2005.

Burger & Corrick
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Krieger-Campbell, Incorporated

In planning and performing our audit of the financial statements of Krieger-Campbell, Incorporated, for the year ended March 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Krieger-Campbell, Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making their periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1280 CIVIC DRIVE, SUITE 208, WALNUT CREEK, CA 94596
Telephone (925) 939-6800 • Fax (925) 939-6804

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



Walnut Creek, California
May 6, 2005

Burger & Corrick
Certified Public Accountants

1280 CIVIC DRIVE, SUITE 208, WALNUT CREEK, CA 94596
Telephone (925) 939-6800 • Fax (925) 939-6804